UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

 SPECIALIZED DISCLOSURE REPORT

NUTANIX, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37883	27-1069557
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1740 Technology Dr., Suite 150

San Jose, CA 95110

(Address of principal executive offices) (Zip code)

Duston M. Williams

Chief Financial Officer

(408) 216-8360

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1 — Conflict Minerals Disclosure

This Form SD of Nutanix, Inc. (together with our subsidiaries, "we," "us," "our" or "Nutanix") is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Rule"), and in accordance with the Instructions to Form SD for the year ended December 31, 2020.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to "conflict minerals" (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, "3TG"). Pursuant to the Rule, publicly traded companies must submit a report to the Securities and Exchange Commission ("SEC") after examining whether 3TG originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the "Covered Countries") are present in the products the company manufactures or contracts to manufacture and if any of such 3TG is necessary to the functionality or production of such products.

Item 1.01  Conflict Minerals Disclosure and Report

Company Overview

Nutanix is headquartered in San Jose, California, with operations throughout the world. Nutanix provides a leading enterprise cloud platform that consists of software solutions that power many of the world’s business applications by digitizing the traditional silos of enterprise computing. Our enterprise cloud platform can be deployed on a variety of qualified hardware platforms or, in the case of our cloud-based software and software as a service offerings, via hosted service or delivered pre-installed on an appliance that is configured to order. Non-portable software is delivered or sold alongside configured-to-order appliances with a license term equal to the life of the associated appliance. Our subscription term-based licenses are sold separately, or can be sold alongside configured-to-order appliances. Configured-to-order appliances, including our Nutanix-branded NX hardware line (the "NX Hardware"), can be purchased from one of our channel partners, original equipment manufacturers or directly from Nutanix. The NX Hardware line includes components that contain 3TG. Therefore, we are subject to the reporting obligations of the Rule.

Nutanix leverages the expertise of one of the world's leading producers of high-performance servers for the design of the NX Hardware line and works with them and other leading contract manufacturers to assemble, test and ship the NX Hardware around the world. Since we rely on our partner's design and sourcing expertise, we are several levels removed from the mining, smelting or refining of 3TG minerals. We do not make purchases of raw ore or unrefined 3TG and make no direct purchases in the Covered Countries. The components and parts that we do source directly are commercial off-the-shelf components, which are available from multiple potential suppliers. As a result, we rely on our design partner and its suppliers to provide information regarding the source of 3TG that are necessary to the functionality or production of the NX Hardware.

We are committed to conducting our business worldwide with respect for human rights and in compliance with applicable laws. We expect our design partner to maintain systems of control and transparency over their mineral supply chains and are relying on their programs and procedures to ensure compliance with these requirements. Our design partner and primary component manufacturers comply with the Code of Conduct of the Responsible Business Alliance and maintain their membership with the Responsible Minerals Initiative (the “RMI”). They have publicly committed to the responsible sourcing of minerals, such as 3TG, including through the implementation of extensive supply chain responsibility and due diligence programs.

Our Conflict Minerals Policy and Compliance Program

We have established and are committed to a corporate policy statement that explains the importance of the conflict minerals issue and our responsibility for addressing conflict minerals in our supply chain. A copy of our Conflict Minerals Policy is available on our website at http://www.nutanix.com/company/conflict-minerals.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we undertook a reasonable country of origin inquiry ("RCOI") for the reporting period from January 1, 2020 to December 31, 2020 to determine whether the 3TG necessary to the functionality or production of the NX Hardware was sourced from Covered Countries or are from recycled or scrap sources.

We engaged our design partner to review supplier declarations in order to determine whether 3TG were contained in the components purchased from these suppliers. These measures included conducting a supply-chain survey with suppliers of components containing 3TG, using the Conflict Minerals Reporting Template (CMRT) from the RMI to identify the smelters and refiners, as well as comparing the smelters and refiners identified in the survey against the list of smelter facilities that have been identified as "conflict free" by reputable audit programs.

The CMRT is a standardized reporting template designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized. We reviewed the CMRT responses provided by our contract manufacturers and other suppliers for completeness and consistency. Corrections and clarifications were requested from specific suppliers when needed. Some of our suppliers provided "company-level" CMRT responses that include 3TG information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such supplier products.

We believe our RCOI process was reasonably designed and performed in good faith. However, several factors could introduce errors or otherwise affect our determination and there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness or falsified information despite our efforts to review the information.

Results of our RCOI

Based on our RCOI, we were unable to reasonably and reliably ascertain the source and chain of custody of all necessary 3TG in the NX Hardware. All of our suppliers in scope reported that either: (i) 3TG were not present in their products, (ii) the minerals were not sourced from Covered Countries, or (iii) to the extent 3TG were present in their products or the minerals may be sourced from the Covered Countries, the smelters sourcing from the Covered Countries must be conformant or working towards conformance to a responsible sourcing program, such as the Responsible Minerals Assurance Process (“RMAP”). Certain responding suppliers dealt with non-certified or "unknown" smelters, or provided incomplete responses, or provided company-level responses, and accordingly, we cannot reasonably determine the source of such 3TG minerals, and whether such minerals were actually incorporated into the NX Hardware.

Pursuant to the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the SEC on April 7, 2017 (the "April 2017 Guidance"), we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Additional Information

A copy of the information contained in this Form SD is also publicly available on our website at ir.nutanix.com but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this Form SD.

Item 1.02 Exhibit

None.

Section 2 — Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NUTANIX, INC.

Date: April 23, 2021	By:	/s/ Duston M. Williams
Duston M. Williams
Chief Financial Officer